UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 29, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                       Form 40-F  o

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

29 March 2023
News Release

Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules

The Board of Directors of UBS Group AG (UBS) announces today that it has named Sergio P. Ermotti as its new Group Chief Executive Officer, effective 5 April 2023

•        The Board made the decision to appoint Sergio P. Ermotti as Chief Executive Officer in light of UBS’s new priorities following its planned acquisition of Credit Suisse

•        Ralph Hamers will remain at UBS and work alongside Sergio P. Ermotti as an advisor during a transition period to ensure a successful closure of the transaction and a smooth hand-over

•        The Board wishes to express its deep gratitude to Ralph Hamers for his outstanding leadership, steering UBS to record results in two successive years, and for his instrumental role in bringing about the Credit Suisse acquisition

•

Zurich/Basel, 29 March 2023 – Further to the announcement of 19 March 2023 regarding UBS’s acquisition of Credit Suisse, the Board of Directors of UBS have appointed Sergio P. Ermotti as Group Chief Executive Officer and President of the Group Executive Board, effective on 5 April 2023, after the Annual General Meeting. He will succeed Ralph Hamers, who has agreed to step down to serve the interests of the new combination, the Swiss financial sector and the country. Ralph Hamers will remain at UBS and work alongside Sergio P. Ermotti as an advisor during a transition period to ensure a successful closure of the transaction and a smooth hand-over.

The Board took the decision in light of the new challenges and priorities facing UBS after the announcement of the acquisition.

Sergio P. Ermotti was the Group Chief Executive Officer of UBS for 9 years and successfully repositioned UBS following the severe challenges arising from the Global Financial Crisis. In particular, he built financial strength and improved resilience by putting the firm’s leading global wealth and asset management business, and Swiss universal bank, at its core. He swiftly transformed the investment bank by cutting its footprint and achieved a profound culture change within the bank which allowed it to regain the trust of clients and other stakeholders, while restoring people’s pride in working for UBS. This unique experience, together with his deep understanding of the financial services industry in Switzerland and globally, make Sergio P. Ermotti ideally placed to pursue the integration of Credit Suisse. Sergio P. Ermotti is currently Chairman of Swiss Re. To facilitate an orderly transition at Swiss Re, Sergio P. Ermotti will stand for re-election at its AGM on

12 April 2023 and intends to step down after the AGM, following a short hand-over period.

UBS Group AG and UBS AG, News Release, 29 March 2023                                                                                                                           Page 1

Since assuming the role on 1 November 2020, Ralph Hamers, together with the Group Executive Board, has successfully managed UBS through a challenging market environment and has delivered record results in two successive years. He has encouraged a strong focus on clients and on shaping and executing our strategy, while ensuring tight cost management and strong risk discipline. He has driven the digital and sustainability agenda across the firm to make them important differentiators for our clients. The financial performance and capital strengths of the group have allowed him to achieve record returns for shareholders through dividends and share repurchases, which has benefited the share price. Finally, Ralph was instrumental in delivering the acquisition of Credit Suisse under extreme circumstances, to the benefit of both banks and the stability of the Swiss financial system.

UBS Chairman Colm Kelleher said: “Ralph has been an outstanding CEO of UBS, driving the group to unprecedented success despite a challenging environment. Under his leadership UBS built the strengths that have put us in a position to stabilize Credit Suisse and ensure a successful integration. On behalf of the whole Board, I would like to express my deep respect and gratitude for all that Ralph has achieved over the last two-and-a-half years and for his instrumental role in delivering the Credit Suisse deal, as well as his understanding of the current situation and willingness to step down. While the acquisition will support UBS’s existing strategy, it imposes new priorities on us. With his unique experience, I am very confident that Sergio will deliver the successful integration that is so essential for both banks’ clients, employees and investors, and for Switzerland. I know Sergio will hit the ground running.”

Ralph Hamers said: “Integrating Credit Suisse is UBS’s single most important task and I am confident that Sergio will successfully guide the bank through this next phase. I am of course sorry to leave UBS, but circumstances have changed in ways that none of us expected. I am stepping aside in the interests of the new combined entity and its stakeholders, including Switzerland and its financial sector – it has been a pleasure and privilege to lead this great bank to where it is today. I would like to thank Colm and the Board for their support and guidance, and I wish Sergio every success. I will support him during a transition period and I know he will lead UBS very effectively in the interests of all.”

Sergio P. Ermotti said: “I am honored to be asked to lead this bank at a time that is so important for all its stakeholders and for Switzerland. I would like to express my gratitude to Ralph for steering UBS so successfully. The task at hand is an urgent and challenging one. In order to do it in a sustainable and successful way, and in the interest of all stakeholders involved, we need to thoughtfully and systematically assess all options. I am conscious of the uncertainty many feel and I promise that, together with my colleagues, our full attention will be on delivering the best possible outcome for our clients, our employees, our shareholders and the Swiss government.”

UBS Group AG and UBS AG

Investor Relations:

Switzerland: Media Relations:	+41-44-234 41 00
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
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www.ubs.com/media

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Notice to investors

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s fourth quarter 2019 report and its Annual Report on Form 20-F for the year ended 31 December 2018 for additional information. These reports are available at www.ubs.com/investors.

Cautionary statement regarding forward-looking statements

This document contains statements that constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including the fourth quarter 2022 report and the Annual Report on Form 20-F for the year ended 31 December 2022. UBS undertakes no obligation to update the information contained herein.

 UBS Group AG and UBS AG, News Release, 29 March 2023                                                                                                                           Page 3

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 29, 2023